UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

PLx Pharma Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

72942A107
(CUSIP Number)

Grace Jimenez c/o Park West Asset Management LLC 900 Larkspur Landing Circle, Suite 165 Larkspur, CA 94939 Telephone Number: (415) 524-2900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 72942A107
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Park West Asset Management LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6. Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,473,218*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,473,218*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,473,218*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13. Percent of Class Represented by Amount in Row (11): 16.9%*

14. Type of Reporting Person (See Instructions): IA

*Beneficial ownership percentage is based upon 8,742,136 shares of common stock, $0.001 par value per share (“Common Stock”), of PLx Pharma Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of November 1, 2018, based on information reported by the Issuer in its quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2018. Park West Asset Management LLC (“PWAM”) is the investment manager to Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and, collectively with PWIMF, the “PW Funds”), and Peter S. Park (“Mr. Park”) is the sole member and manager of PWAM. As of the filing date of this report, PWIMF held 1,332,191 shares of Common Stock and, subject to the limitation described below, warrants to purchase up to 902,528 shares of Common Stock and PWPI held 141,027 shares of Common Stock and, subject to the limitation described below, warrants to purchase up to 115,653 shares of Common Stock. The warrants expire on June 14, 2027 and contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise (subject to decrease upon prior written notice to the Issuer). In addition, pursuant to a Purchase Agreement (the “Purchase Agreement”) dated December 20, 2018, among the Issuer and the investors party thereto, PWIMF was issued warrants to purchase up to an additional 452,135 shares of Common Stock (“Commitment Warrants”), and PWPI was issued Commitment Warrants to purchase up to an additional 47,865 shares of Common Stock, in each case subject to the limitations described herein, as a result of which the Commitment Warrants are not exercisable within 60 days of the filing date of this report. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, PWAM may be deemed to beneficially own the 1,473,218 shares of Common Stock held in the aggregate by the PW Funds, and no shares of Common Stock underlying the warrants (including the Commitment Warrants) held in the aggregate by the PW Funds, for an aggregate beneficial ownership percentage of approximately 16.9% of the shares of Common Stock deemed issued and outstanding as of the filing date of this report.

CUSIP No. 72942A107
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Park West Investors Master Fund, Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6. Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,332,191*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,332,191*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,332,191*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13. Percent of Class Represented by Amount in Row (11): 15.2%*

14. Type of Reporting Person (See Instructions): CO

*Beneficial ownership percentage is based upon 8,742,136 shares of Common Stock issued and outstanding as of November 1, 2018, based on information reported by the Issuer in its quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2018. As of the filing date of this report, PWIMF held 1,332,191 shares of Common Stock and, subject to the limitation described below, warrants to purchase up to 902,528 shares of Common Stock. The warrants expire on June 14, 2027 and contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise (subject to decrease upon prior written notice to the Issuer). In addition, pursuant to the Purchase Agreement, PWIMF was issued Commitment Warrants to purchase up to an additional 452,135 shares of Common Stock, subject to the limitations described herein, as a result of which the Commitment Warrants are not exercisable within 60 days of the filing date of this report. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, PWIMF may be deemed to beneficially own 1,332,191 shares of Common Stock, and no shares of Common Stock underlying the warrants (including the Commitment Warrants) held by PWIMF, for an aggregate beneficial ownership percentage of approximately 15.2% of the shares of Common Stock deemed issued and outstanding as of the filing date of this report.

CUSIP No. 72942A107
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Peter S. Park

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) [ ]
(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6. Citizenship or Place of Organization: United States of America

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,473,218*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,473,218*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,473,218*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13. Percent of Class Represented by Amount in Row (11): 16.9%*

14. Type of Reporting Person (See Instructions): IN

*Beneficial ownership percentage is based upon 8,742,136 shares of Common Stock issued and outstanding as of November 1, 2018, based on information reported by the Issuer in its quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2018. PWAM is the investment manager to the PW Funds, and Mr. Park is the sole member and manager of PWAM. As of the filing date of this report, PWIMF held 1,332,191 shares of Common Stock and, subject to the limitation described below, warrants to purchase up to 902,528 shares of Common Stock and PWPI held 141,027 shares of Common Stock and, subject to the limitation described below, warrants to purchase up to 115,653 shares of Common Stock. The warrants expire on June 14, 2027 and contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise (subject to decrease upon prior written notice to the Issuer). In addition, pursuant to the Purchase Agreement, PWIMF was issued Commitment Warrants to purchase up to an additional 452,135 shares of Common Stock, and PWPI was issued Commitment Warrants to purchase up to an additional 47,865 shares of Common Stock, in each case subject to the limitations described herein, as a result of which the Commitment Warrants are not exercisable within 60 days of the filing date of this report. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Mr. Park may be deemed to beneficially own the 1,473,218 shares of Common Stock held in the aggregate by the PW Funds, and no shares of Common Stock underlying the warrants (including the Commitment Warrants) held in the aggregate by the PW Funds, for an aggregate beneficial ownership percentage of approximately 16.9% of the shares of Common Stock deemed issued and outstanding as of the filing date of this report.

This Amendment No. 1 amends the Schedule 13D filed with the Securities Exchange Commission (the “SEC”) on November 20, 2017 (the “initial Schedule 13D” and, as amended hereby, this “Schedule 13D”), relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of PLx Pharma, Inc., a Delaware corporation (the “Issuer”). Except as set forth below, the initial Schedule 13D remains in effect, and capitalized terms used herein but not defined herein have such respective meanings as defined in the initial Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the exhibits attached hereto is expressly incorporated herein by reference and the response to each Item of this Schedule 13D is qualified in its entirety by the provisions of such exhibits.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented by adding the information below:

Purchase Agreement

On December 20, 2018, the Issuer entered into a Purchase Agreement (the “Purchase Agreement”) with the PW Funds, pursuant to which the Issuer agreed to issue 15,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), including 13,565 and 1,435 shares of Series A Preferred Stock to PWIMF and PWPI, respectively, at a price of $1,000 per share, for an aggregate purchase price of $15,000,000 (the “Private Placement”). The closing of the Private Placement is contingent on the Issuer obtaining stockholder approval of (i) an amendment to the Issuer’s Amended and Restated Certificate of Incorporation to authorize 1,000,000 shares of “blank check” preferred stock and (ii) the issuance of more than 20% of the Common Stock pursuant to the Private Placement for purposes of Nasdaq Listing Rule 5635 (the “Stockholder Approval”). The terms, rights, obligations and preferences of the Series A Preferred Stock are set forth in a Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Issuer (the “Certificate of Designations”), to be filed with the Secretary of State of the State of Delaware promptly following attainment of the Stockholder Approval. Copies of the form of Certificate of Designations and the Purchase Agreement are attached hereto as Exhibits B and D, respectively, and are incorporated herein by reference.

The Issuer also issued warrants to purchase an aggregate of 500,000 shares of the Common Stock (the “Commitment Warrants”) to the PW Funds, including 452,135 and 47,865 to PWIMF and PWPI, respectively, exercisable at a price of $3.50 per share, subject to adjustment, provided that the Issuer does not obtain the Stockholder Approval on or prior to April 15, 2019. The Commitment Warrants expire April 15, 2029; provided that, in the event that the Issuer obtains the Stockholder Approval on or prior to April 15, 2019, the PW Funds shall surrender the Commitment Warrants to the Issuer for cancellation. The holders of the Commitment Warrants may exercise the Commitment Warrants on a cashless basis, solely to the extent no resale registration statement (or applicable exemption from registration) is available at the time of exercise. The Issuer is prohibited from effecting an exercise of any Commitment Warrant to the extent that such exercise would result in the number of shares of Common Stock beneficially owned by such holder and its affiliates exceeding 9.9% of the total number of shares of Common Stock outstanding immediately after giving effect to the exercise (the “Beneficial Ownership Limitation”). A copy of the form of Commitment Warrant is attached hereto as Exhibit C and is incorporated herein by reference.

Under the Certificate of Designations, each share of Series A Preferred Stock will be convertible, at the holder’s option at any time, into shares of Common Stock at a conversion rate equal to the quotient of (i) the $1,000 stated value divided by (ii) the initial conversion price of $2.60, subject to specified adjustments for stock splits, cash or stock dividends, recapitalizations, combinations, subdivisions or other similar events as set forth in the Certificate of Designations. Based on the initial conversion rate, approximately 5,769,230 shares of Common Stock would be issuable upon conversion of all the shares of Series A Preferred Stock, when issued, assuming the absence of in-kind dividends. The Series A Preferred Stock will contain limitations that prevent the holder thereof from acquiring shares of Common Stock upon conversion that would result in the number of shares beneficially owned by such holder and its affiliates exceeding the Beneficial Ownership Limitation.

Each holder of shares of Series A Preferred Stock shall be entitled to receive dividends, commencing from the date of issuance of such shares of Series A Preferred Stock and ending on the date on which the U.S. Food and Drug Administration has approved the New Drug Applications for each of Vazalore 325 mg and Vazalore 81 mg. Such dividends shall be paid by the Issuer out of funds legally available therefor, payable, subject to the conditions and other terms set forth in the Certificate of Designations, in cash or in-kind in additional shares of Series A Preferred Stock on the stated value of such shares of Series A Preferred Stock at the dividend rate of eight percent (8%) per annum, which shall be cumulative and shall continue to accrue on a daily basis and compound quarterly whether or not declared and whether or not the Issuer shall have assets legally available therefor. To the extent that applicable law or any of the Issuer’s existing contractual restrictions prohibit any required issuance of additional shares of Series A Preferred Stock as in-kind dividends or otherwise (the “Additional Shares”), then appropriate adjustment to the conversion price of the Series A Preferred Stock shall be made at the time of a conversion of shares of Series A Preferred Stock or calculation of the number of shares of Common Stock into which shares of Series A Preferred Stock are convertible, such that the number of resulting conversion shares includes the aggregate number of shares of Common Stock into which such Series A Preferred Stock shares plus any Additional Shares would be convertible.

Under the Certificate of Designations, each share of Series A Preferred Stock carries a liquidation preference equal to its stated value of $1,000 (as adjusted thereunder) plus accrued and unpaid dividends thereon, and also carries a redemption right upon certain change of control transactions equal to the greater of the liquidation preference and the value of the Common Stock issuable upon conversion thereof (without regard to the Beneficial Ownership Limitation), based upon a thirty-day volume weighted average price of the Common Stock prior to the date of the redemption request.

The holders of the Series A Preferred Stock, voting as a separate class, will have customary consent rights with respect to certain corporate actions of the Issuer, including (a) authorizing, creating, designating, establishing, issuing or selling an increased number of shares of Series A Preferred Stock or any other class or series of capital stock ranking senior to or on parity with the Series A Preferred Stock as to dividends or upon liquidation; (b) adopt a plan for the liquidation, dissolution or winding up of the affairs of the Issuer or any recapitalization plan, file any petition seeking protection under any federal or state bankruptcy or insolvency law or make a general assignment for the benefit of creditors; (c) enter into any Change of Control Transaction (as defined in the Certificate of Designations); (d) enter into any transaction with any affiliate or shareholder of the Issuer, which transaction has the effect, directly or indirectly, of causing a distribution to such affiliate or shareholder in preference to the Series A Preferred

Stock; (e) incur, assume or suffer to exist any indebtedness for borrowed money in excess of $15,000,000 in the aggregate; (f) amend, alter or repeal the Certificate of Incorporation or Bylaws of the Issuer and the powers, preferences, privileges, relative, participating, optional and other special rights and qualifications, limitations and restrictions thereof, which would adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock, or which would increase or decrease the amount of authorized shares of the Series A Preferred Stock or of any other series of preferred stock ranking senior to the Series A Preferred Stock; or (g) materially change the nature or scope of the business of the Issuer or enter into any new line of business.

Under the Purchase Agreement, PW Funds have certain preemption rights with respect to future financings of the Issuer, in proportion to the percentage of total outstanding shares of Common Stock represented by the shares of Series A Preferred Stock owned by each Investor, on an as-converted basis. Such preemption rights do not apply to public “at-the-market” offerings aggregating no more than $10,000,000 from the date of the Purchase Agreement.

In addition, for so long as PWAM and its affiliates hold at least 3,750 shares of the Series A Preferred Stock, the holders of the Series A Preferred Stock shall have the right to (i) designate one representative who shall have the right to attend all meetings of the Issuer’s Board of Directors (the “Board”) as an observer and (ii) elect, voting as a separate class, one member of the Board (the “Series A Director”); provided, that during the term of any Series A Director, the number of observers which the Series A Preferred Stock holders have the right to designate shall be reduced to zero.

In connection with the Private Placement, the Issuer entered into a registration rights agreement, dated as of December 20, 2018 (the “Registration Rights Agreement”), with the PW Funds, pursuant to which the Issuer will undertake to file within thirty days following the earlier of the date of the closing of the Private Placement or April 15, 2019, a registration statement to register the shares of Common Stock issuable, as applicable, upon either (x) conversion of the shares of Series A Preferred Stock issuable pursuant to the Purchase Agreement or (y) exercise of the Commitment Warrants; and to cause such registration statement to be declared effective by the SEC as promptly as reasonably practicable following the filing date and maintain the effectiveness of the registration statement until all of such shares of Common Stock registered have been sold or are otherwise able to be sold pursuant to Rule 144. In the event the Issuer fails to file, or obtain effectiveness of, such registration statement within the given period of time, the Issuer will be obligated to pay liquidated damages to the PW Funds for every 30 days during which such filing is not made and/or effectiveness obtained, such liquidated damages being subject to certain exceptions. A copy of the Registration Rights Agreement is attached hereto as Exhibit E and incorporated herein by reference.

The foregoing summaries of certain of the material terms of the Certificate of Designations, the Purchase Agreement, the Commitment Warrant and the Registration Rights Agreement are qualified in their entirety by reference to the documents attached as exhibits hereto.

Waiver of Delaware Anti-Takeover Statute

On December 20, 2018, the Board adopted resolutions to approve the Private Placement, as well as any additional open market purchases of Common Stock by the Reporting Persons on or prior to January 1, 2019, such that the anti-takeover restrictions on “business combinations” contained in Section 203 of the Delaware General Corporation Law would not become applicable if, as a result of such transactions, the Reporting Persons became the owner of 15% or more of the outstanding shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 8,742,136 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of November 1, 2018 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2018.

As of the filing date of this report, PWIMF held 1,332,191 shares of Common Stock and, subject to the limitation described below, warrants to purchase up to 902,528 shares of Common Stock and PWPI held 141,027 shares of Common Stock and, subject to the limitation described below, warrants to purchase up to 115,653 shares of Common Stock. The warrants expire on June 14, 2027 and contain a provision prohibiting exercise to the extent that the holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise (subject to decrease upon prior written notice to the Issuer). In addition, pursuant to the Purchase Agreement, PWIMF was issued Commitment Warrants to purchase up to an additional 452,135 shares of Common Stock, and PWPI was issued Commitment Warrants to purchase up to an additional 47,865 shares of Common Stock, in each case subject to the limitations described herein, as a result of which the Commitment Warrants are not exercisable within 60 days of the filing date of this report. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, PWAM and Mr. Park may be deemed to beneficially own the 1,473,218 shares of Common Stock held in the aggregate by the PW Funds, and no shares of Common Stock underlying the warrants (including the Commitment Warrants) held in the aggregate by the PW Funds, for an aggregate beneficial ownership percentage of approximately 16.9% of the shares of Common Stock deemed issued and outstanding as of the filing date of this report; and PWIMF may be deemed to beneficially own 1,332,191 shares of Common Stock, and no shares of Common Stock underlying its warrants (including its Commitment Warrants), for an aggregate beneficial ownership percentage of approximately 15.2% of the shares of Common Stock deemed issued and outstanding as of the filing date of this report.

Each of Mr. Park and PWAM has shared power to vote or direct the vote of 1,473,218 shares of Common Stock. Each of Mr. Park and PWAM has shared power to dispose or direct the disposition of 1,473,218 shares of Common Stock.

PWIMF has shared power to vote or direct the vote of 1,332,191 shares of Common Stock. PWIMF has shared power to dispose or direct the disposition of 1,332,191 shares of Common Stock.

Each of PWAM and Mr. Park specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

On December 27, 2018, PWIMF acquired 378,726 shares of Common Stock and PWPI acquired 18,769 shares of Common Stock in open market transactions for a price of $1.00 per share. Other than the foregoing transactions, or as described elsewhere in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock during the sixty days preceding the filing date of this report.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended by adding the following exhibits to the end thereof:

B	Form of Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed on December 21, 2018).
C	Form of Warrant (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed on December 21, 2018).
D	Purchase Agreement, dated as of December 20, 2018 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 21, 2018).
E	Registration Rights Agreement, dated as of December 20, 2018 (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on December 21, 2018).

 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 2018
(Date)

PARK WEST ASSET MANAGEMENT LLC *
By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By:	Park West Asset Management LLC, its Investment Manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

/s/ Peter S. Park
Peter S. Park *

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).